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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 1 2004

SEC FILE NUMBER
8- 21215

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __January 1, 2003__ AND ENDING __December 31, 2003__
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bankers & Investors Co.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

701 Minnesota Avenue
(No. and Street)

Kansas City   Kansas   66101
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
                                                   913-621-8442
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Prestia Vick & Associates, LLC
(Name – if individual, state last, first, middle name)

3130 Broadway   Kansas City, Missouri   64111
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Brian P. Quill _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ Bankers & Investors Co. _____ , as

of _____ December 31 _____ , 20 _03_ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BANKERS & INVESTORS CO.

* * * * *

REPORT ON AUDIT OF
FINANCIAL STATEMENTS

DECEMBER 31, 2003

CONTENTS

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders of
Bankers & Investors Co.:

We have audited the accompanying balance sheet of Bankers & Investors Co., as of December 31, 2003, and the related statements of income, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended. In addition, we audited the supplementary schedules of computation of net capital, computation of basic net capital requirements, computation of aggregate indebtedness, computation of determination of reserve requirements, information relating to the possession or control requirements and reconciliation pursuant to Rule 17a-5(d)(4). These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplementary schedules referred to above present fairly, in all material respects, the financial position of Bankers & Investors Co. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Prestia Vick & Associates LLC

February 19, 2004

BANKERS & INVESTORS CO.

Statement of Financial Condition

December 31, 2003

Assets

Current assets:

Cash and cash equivalents	$	157,823
Commissions receivable		20,116
Other receivables		3,693
Prepaid expense		1,458
Accrued interest		921
Total current assets		184,011

Property, plant and equipment:

Office furniture and equipment	8,295
Less accumulated depreciation	5,636
Net property, plant and equipment	2,659

Other assets:

Long-term marketable securities, at market (cost, $12,400)	12,400
Goodwill	384,797
Funds held in escrow for broker or dealer	25,000
Total other assets	422,197

Total assets	$	608,867

Liabilities and Stockholder's Equity

Current liabilities:

Accounts payable	$	71,637

Stockholder's equity:

Common stock, no par value; 1,000 shares authorized, issued and outstanding	32,131
Additional paid-in capital	490,897
Retained earnings	14,202
Total stockholder's equity	537,230

Total liabilities and stockholder's equity	$	608,867

See accompanying notes to financial statements.

6

BANKERS & INVESTORS CO.

Statement of Income

For the Year Ended December 31, 2003

Revenues:		
Commissions income	$	899,136
Interest		10,586
Other		4,586
Total revenue		914,308
Expenses:		
Operating and administrative		971,433
Depreciation		1,384
Total expenses		972,817
Loss before income taxes		(58,509)
Income taxes benefit		22,033
Net loss	$	(36,476)

See accompanying notes to financial statements.

BANKERS & INVESTORS CO.

Statement of Changes in Stockholder's Equity

For The Year Ended December 31, 2003

	Common Shares Issued and Outstanding		Common Stock		Additional Paid-in Capital		Retained Earnings		Total
Balances at December 31, 2002	1,000	$	32,131	$	56,100	$	50,678	$	138,909
Additional paid in capital contributed in cash					50,000				50,000
Additional paid-in capital resulting from application of "push-down" accounting					384,797				384,797
Net income							(36,476)		(36,476)
Balances at December 31, 2003	1,000	$	32,131	$	490,897	$	14,202	$	537,230

BANKERS & INVESTORS CO.

**Statement of Changes in Liabilities Subordinated
to Claims of General Creditors**

For the Year Ended December 31, 2003

There were no liabilities subordinated to the claims of creditors at the beginning or end of the year or at any time during the year.

See accompanying notes to financial statements.

BANKERS & INVESTORS CO.

Statement of Cash Flows

For the Year Ended December 31, 2003

Cash flows from operating activities:		
Net loss	$	(36,476)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		1,384
Change in current assets and liabilities:		
(Increase) decrease in:		
Commissions receivable		1,519
Other receivables		(1,212)
Accrued interest		(54)
Prepaid expenses		1,234
(Decrease) Increase in:		
Accounts payable		(27,843)
Net cash used by operating activities		(61,448)
Cash flow from investing activities:		
Purchase of fixed assets		(974)
Net cash used by investing activities		(974)
Cash flow from financing activities:		
Paid in capital		50,000
Net cash provided by financing activities		50,000
Net decrease in cash		(12,422)
Cash and cash equivalents at beginning of year		170,245
Cash and cash equivalents at end of year	$	157,823

See accompanying notes to financial statements.

1)   **Description of Business and Summary Of Significant Accounting Policies**

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Description of Business
Bankers & Investors Co. (Company) is a full service securities broker providing investment advisory and other related services to clients in the Midwestern United States. It operates as an introducing broker on a fully disclosed basis and does not hold funds or securities for customers. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). The Company is not registered with the Securities and Exchange Commission as an investment advisor. The Company is a subsidiary of Valley View Bancshares, Inc.

Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Receivables
The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment
Equipment is carried at cost. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the life of the respective assets are charged against earnings in the current period.

Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives of 5 to 7 years using accelerated recovery methods.

Income Taxes
The Company files consolidated Federal and state tax returns with its parent. In conformity with this treatment, the Company records an income tax expense or benefit, paid to or received from its parent monthly. The amount is calculated based on the Company's financial statement income or loss, multiplied by what is estimated to be a reasonable aggregate Federal and state income tax rate for the consolidated return (estimated to be approximately 38% for 2003). All current and deferred income tax liabilities or receivables are accounted for on the financial statements of the parent, who also is responsible for making all tax payments.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk
In certain instances, the Company's cash and cash equivalents are deposited in institutions in amounts exceeding the $100,000 federally insured limit.

Goodwill

The Company has recorded goodwill "pushed down" from its parent company, which owns 100% of the Company's common stock (see note 2). Goodwill therefore represents the excess of the purchase price of the parent's investment in the Company over the net book value of the Company's other assets. In accordance with Statement of Financial Accounting Standards 142, the goodwill recorded is not amortized but rather is tested for impairment annually. It was not considered necessary to record any such impairment during the year ended December 31, 2003.

2) **Change in Stockholder Interest and application of "Push-Down Accounting for Stockholder's Equity**

During the year ended December 31, 2003, the stockholder which at the end of the prior year owned 80% of the Company's common stock purchased the remaining shares outstanding and is the sole stockholder as of the balance sheet date. The Company has elected to apply the principle of "push-down" accounting to reflect the effects of this investment. Under the push-down principle, the excess of the parent's investment cost over the net book value of the assets of the investee company/subsidiary which has been acquired is pushed down into the financial statements of the subsidiary and recorded as goodwill and capital contribution. Such principle is typically applied when the parent's investment exceeds 95% of the subsidiary's stock.

In accordance with this policy, when the parent stockholder acquired the additional 20%, accomplishing 100% ownership, the parent's excess of cost over net book value of the Company's assets ($384,797) was recorded on the Company's financial statements as "goodwill" and an equal amount was recorded as a contribution of capital, increasing the Company's additional paid-in capital.

3) **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the maintenance of net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2003, the Company had net capital of $125,977, which was $120,977 in excess of its required net capital.

4) **Material Inadequacies**

None noted.

5) **Related Parties**

The Company's Parent pays occupancy costs of the Company. The Company paid its Parent $338,285 in networking agreement fees for the year ended December 31, 2003 for these costs.

The Company also files a consolidated income tax return with the Parent (Note 1). The Company agrees to pay to the Parent an amount equal to its income tax liability. No money is owed to the Parent for the year ended December 31, 2003.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2003

BANKERS & INVESTORS CO.

Schedule I

Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2003

Net Capital

Total stockholder's equity	$	537,230
Ownership equity not allowable for net capital:		
Other assets		4,284
Fixed assets		2,659
Goodwill		384,797
Receivables from non-customers		3,693
Prepaid expenses		1,458
		140,339
Haircuts on investments		14,362
Net capital	$	125,977

Aggregate Indebtedness	$	71,637

Computation of Basic Net Capital Requirement

Minimum net capital required	$	5,000
Excess of net capital	$	120,977
Ratio: aggregate indebtedness to net capital		.57 to 1

BANKERS & INVESTORS CO.

Schedule I

Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2003

A RECONCILIATION PURSUANT TO RULE 17a-5(D)(4)
(included in Part IIA of Focus Report as of December 31, 2003)

Total ownership equity qualified for net capital per December 31, 2003, Part II A	$	537,823
Increase in receivable from non-customer		358
Increase in account payables		(951)
Total ownership equity qualified for net capital per December 31, 2003, audit report	$	537,230
Non-allowable assets per December 31, 2003 Part II A	$	396,533
Increase in receivable from non-customer		358
Non-allowable assets per December 31, 2003 audit report	$	396,891
Net capital, as reported in Company's Part II A	$	126,928
Decrease in ownership equity qualified for net capital Per December 31, 2003 audit report		(951)
Net capital per December 31, 2003 audit report	$	125,977

BANKERS & INVESTORS CO.

Schedule II

Computation of Determination of
Reserve Requirements and Information
Relating to Possession or Control
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

As of December 31, 2003

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(1) of Rule 15c3-3.

16

INDEPENDENT ACCOUNTANTS' REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED
BY SEC RULE 17a-5

PRESTIA VICK & ASSOCIATES, LLC
CERTIFIED PUBLIC ACCOUNTANTS

3130 BROADWAY
KANSAS CITY, MISSOURI 64111
(816) 753-8036 • (816) 753-0622 FAX
E-MAIL: cpa@prestiavick.com

F. MICHAEL PRESTIA, CPA   BUD L. VICK, CPA, CVA

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders of
Bankers & Investors Co.:

In planning and performing our audit of the financial statements of Bankers & Investors Co. for the year ended December 31, 2003, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

INDEPENDENT ACCOUNTANTS' REPORT - Continued

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Prestia Vick & Associates, LLC

February 19, 2004